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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 14D-1

                              (AMENDMENT NO. 1)

                  TENDER OFFER STATEMENT PURSUANT TO SECTION
                14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934


                                 ORCAD, INC.
                          (NAME OF SUBJECT COMPANY)

                         CADENCE DESIGN SYSTEMS, INC.

                         CDSI ACQUISITION CORPORATION
                                  (BIDDERS)

                         COMMON STOCK, $.01 PAR VALUE
                        (TITLE OF CLASS OF SECURITIES)

                                 685568 10 7
                    (CUSIP NUMBER OF CLASS OF SECURITIES)


                             R.L. SMITH MCKEITHEN
             SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                          CADENCE DESIGN SYSTEMS, INC.
                        2655 SEELY AVENUE, BUILDING 5
                         SAN JOSE, CALIFORNIA  95134
                                 408-943-1234
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                      AND COMMUNICATIONS ON BEHALF OF BIDDER)

                                  COPIES TO:
                               ANDREW E. BOGEN
                         GIBSON, DUNN & CRUTCHER LLP
                            333 SOUTH GRAND AVENUE
                            LOS ANGELES, CA 90071
                                (213) 229-7242

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     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") filed with the Securities and Exchange Commission on June 18, 1999 by Cadence Design Systems, Inc., a Delaware corporation ("Cadence"), and CDSI Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Cadence ("Purchaser"), relating to the offer by Purchaser to purchase all of the outstanding shares of common stock, $0.01 par value (the "Shares"), of OrCAD, Inc., a Delaware corporation, at a price of $13.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 18, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.

     Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Offer to Purchase. Cadence and Purchaser hereby amend and supplement the Schedule 14D-1 as follows:

ITEM 10.  ADDITIONAL INFORMATION.

     The information set forth in Item 10(c) is hereby amended and supplemented by the following:

     The waiting period under the HSR Act with respect to the Offer and the Merger expired on July 1, 1999. The information set forth in the Press Release, dated July 2, 1999, issued by Cadence, a copy of which is attached hereto as Exhibit (a)(9), is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     The information set forth in Item 11 is hereby supplemented by the following:

     (a)(9) Press Release, dated July 2, 1999, issued by Cadence.


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                                  SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 2, 1999                      CDSI ACQUISITION CORPORATION

                                         By:  /s/ H. Raymond Bingham
                                              -------------------------------
                                              H. Raymond Bingham
                                              President


                                  SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 2, 1999                      CADENCE DESIGN SYSTEMS, INC.

                                         By:  /s/ R.L. Smith McKeithen
                                              --------------------------------
                                              R.L. Smith McKeithen
                                              Senior Vice President, General
                                              Counsel and Secretary


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